RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 17:55:16 30 November 2022 RNS Number : 1618I Unilever PLC 30 November 2022 TRANSACTIONS IN OWN SECURITIES 30 November 2022 Unilever PLC (the "Company") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("the Broker"). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 30 November 2022 Number of ordinary shares purchased: 47,006 Highest price paid per share: GBp 4,175.0000 Lowest price paid per share: GBp 4,134.0000 Volume weighted average price paid per share: GBp 4,155.6627 Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date. Following the purchase of these shares, Unilever holds 94,281,348 of its ordinary shares in treasury and has 2,534,962,424 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume LSE 4,156.8683 14,185 BATS 4,155.8963 3,751 Chi-X 4,155.8122 20,539 Turquoise 4,153.0631 6,432 Aquis 4,153.6015 2,099 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBp) Trading Venue Time 370 4,135.0000 BATE 08:00:31 46 4,135.0000 BATE 08:00:31 38 4,134.0000 XLON 08:00:39 185 4,134.0000 XLON 08:00:41 175 4,139.5000 CHIX 08:02:48 188 4,139.5000 XLON 08:02:48 16 4,138.0000 CHIX 08:02:53 168 4,139.5000 TRQX 08:06:43 186 4,139.5000 XLON 08:06:43 170 4,136.5000 CHIX 08:08:36 168 4,136.5000 CHIX 08:08:36 172 4,140.0000 XLON 08:11:33 141 4,140.0000 TRQX 08:11:33 32 4,140.0000 TRQX 08:11:33 77 4,140.0000 XLON 08:12:25 83 4,140.0000 XLON 08:12:27 7 4,140.0000 XLON 08:12:27 189 4,141.0000 CHIX 08:15:03 82 4,139.5000 CHIX 08:17:17 93 4,139.5000 CHIX 08:17:17 199 4,139.0000 XLON 08:17:28 174 4,135.5000 XLON 08:19:52 173 4,139.0000 CHIX 08:21:06 172 4,141.0000 TRQX 08:23:06 172 4,143.0000 CHIX 08:24:45 179 4,142.0000 CHIX 08:26:27 192 4,144.5000 CHIX 08:28:01 173 4,148.5000 XLON 08:30:59 115 4,149.0000 CHIX 08:31:57 61 4,149.0000 CHIX 08:31:57 173 4,153.5000 AQXE 08:34:44 50 4,151.5000 XLON 08:36:00 168 4,148.0000 XLON 08:36:56 134 4,143.0000 XLON 08:40:52 31 4,143.0000 XLON 08:40:52 164 4,145.0000 XLON 08:42:21 203 4,150.0000 CHIX 08:46:03 194 4,150.0000 CHIX 08:47:40 206 4,148.0000 CHIX 08:51:16 29 4,147.0000 XLON 08:53:28 138 4,147.0000 XLON 08:53:28 126 4,148.0000 XLON 08:56:31 57 4,148.0000 XLON 08:56:31 199 4,145.0000 CHIX 08:59:43 174 4,144.0000 CHIX 09:01:16 41 4,144.5000 CHIX 09:04:51 144 4,144.5000 CHIX 09:04:51 163 4,144.5000 BATE 09:05:37 169 4,143.5000 CHIX 09:08:00 164 4,144.0000 XLON 09:09:05 165 4,143.5000 CHIX 09:10:42 174 4,145.0000 CHIX 09:13:29 164 4,146.0000 CHIX 09:14:54 164 4,144.5000 CHIX 09:15:53 176 4,146.5000 CHIX 09:17:43 177 4,147.5000 XLON 09:20:39 133 4,146.5000 TRQX 09:21:31 35 4,146.5000 TRQX 09:21:31 168 4,148.0000 CHIX 09:24:39 175 4,148.0000 BATE 09:24:56 192 4,149.0000 XLON 09:26:52 164 4,148.5000 XLON 09:28:27 181 4,149.5000 BATE 09:30:14 169 4,150.0000 AQXE 09:32:17 184 4,146.5000 CHIX 09:34:28

167 4,144.0000 XLON 09:36:27 195 4,143.5000 CHIX 09:38:52 175 4,144.5000 AQXE 09:41:53 90 4,140.0000 CHIX 09:43:19 128 4,140.0000 CHIX 09:43:19 184 4,139.0000 CHIX 09:43:31 187 4,142.0000 CHIX 09:49:11 181 4,141.5000 BATE 09:49:14 180 4,144.0000 CHIX 09:52:25 153 4,143.5000 TRQX 09:52:25 26 4,143.5000 TRQX 09:52:25 108 4,141.5000 XLON 09:53:50 66 4,141.5000 XLON 09:53:50 166 4,143.0000 XLON 09:56:18 181 4,142.5000 XLON 09:57:11 172 4,141.5000 CHIX 10:00:37 172 4,141.5000 TRQX 10:01:34 162 4,140.0000 CHIX 10:05:03 178 4,141.5000 CHIX 10:07:55 80 4,140.0000 TRQX 10:08:58 93 4,140.0000 XLON 10:08:58 206 4,141.0000 XLON 10:12:58 101 4,141.0000 AQXE 10:15:23 68 4,141.0000 AQXE 10:15:23 23 4,141.0000 CHIX 10:15:23 192 4,139.0000 CHIX 10:15:49 41 4,140.5000 CHIX 10:19:40 138 4,140.5000 CHIX 10:19:40 5 4,139.5000 TRQX 10:19:51 1 4,139.5000 TRQX 10:19:51 166 4,139.5000 TRQX 10:19:51 184 4,140.0000 CHIX 10:21:05 11 4,140.0000 CHIX 10:21:05 209 4,138.0000 AQXE 10:22:33 180 4,141.5000 TRQX 10:28:14 47 4,141.5000 TRQX 10:28:14 102 4,144.0000 XLON 10:31:43 145 4,144.0000 XLON 10:31:43 234 4,143.5000 XLON 10:33:58 178 4,143.5000 BATE 10:35:49 170 4,145.5000 CHIX 10:38:31 177 4,146.5000 CHIX 10:40:23 100 4,146.5000 TRQX 10:43:07 25 4,146.5000 TRQX 10:43:07 100 4,146.5000 TRQX 10:43:07 7 4,146.5000 TRQX 10:43:07 56 4,146.5000 XLON 10:43:07 210 4,146.0000 TRQX 10:43:12 180 4,146.0000 XLON 10:47:30 188 4,148.0000 CHIX 10:50:07 257 4,147.5000 XLON 10:50:28 27 4,148.0000 XLON 10:52:25 179 4,148.0000 XLON 10:52:25 166 4,147.0000 BATE 10:54:41 173 4,151.0000 XLON 10:56:53 184 4,150.5000 CHIX 10:57:30 174 4,152.0000 CHIX 11:01:48 174 4,152.5000 BATE 11:01:48 179 4,150.5000 AQXE 11:03:51 167 4,150.0000 XLON 11:05:56 188 4,147.0000 CHIX 11:08:36 174 4,148.0000 XLON 11:13:50 173 4,148.0000 CHIX 11:15:05 172 4,148.0000 CHIX 11:15:05 174 4,147.5000 TRQX 11:17:34 189 4,148.5000 CHIX 11:23:17 203 4,147.5000 BATE 11:24:04 192 4,147.5000 TRQX 11:28:10 162 4,147.0000 TRQX 11:28:10 25 4,147.0000 TRQX 11:28:10 164 4,145.0000 CHIX 11:31:55 163 4,144.0000 XLON 11:32:32 165 4,146.0000 TRQX 11:37:55 25 4,146.0000 TRQX 11:37:55 189 4,145.0000 TRQX 11:38:04

146 4,148.5000 CHIX 11:43:42 31 4,148.5000 CHIX 11:43:42 145 4,147.0000 XLON 11:45:10 176 4,147.0000 CHIX 11:46:47 180 4,147.5000 CHIX 11:49:59 41 4,145.5000 CHIX 11:50:49 171 4,146.0000 CHIX 11:52:16 173 4,147.0000 TRQX 11:55:48 182 4,147.5000 XLON 11:59:02 192 4,146.5000 TRQX 12:00:21 179 4,146.5000 CHIX 12:00:21 46 4,148.0000 BATE 12:06:23 46 4,148.0000 TRQX 12:06:23 44 4,148.0000 TRQX 12:06:23 66 4,148.0000 XLON 12:06:23 193 4,147.5000 XLON 12:09:45 206 4,146.5000 CHIX 12:09:53 169 4,148.5000 CHIX 12:15:22 168 4,147.5000 CHIX 12:15:59 100 4,148.5000 TRQX 12:19:58 94 4,148.5000 TRQX 12:19:59 173 4,153.5000 TRQX 12:22:38 210 4,155.0000 CHIX 12:25:11 203 4,155.0000 CHIX 12:25:11 189 4,159.0000 XLON 12:30:19 173 4,169.0000 CHIX 12:38:24 190 4,165.5000 CHIX 12:45:03 180 4,166.0000 CHIX 12:47:02 175 4,167.5000 CHIX 12:52:24 170 4,167.0000 CHIX 12:56:47 114 4,165.0000 AQXE 13:00:24 183 4,166.5000 CHIX 13:02:47 7 4,169.5000 TRQX 13:06:17 181 4,169.5000 TRQX 13:06:17 185 4,170.0000 XLON 13:11:36 171 4,169.0000 CHIX 13:17:04 185 4,172.0000 BATE 13:30:06 175 4,171.5000 CHIX 13:30:06 176 4,169.5000 XLON 13:34:05 75 4,169.5000 XLON 13:38:33 100 4,169.5000 AQXE 13:38:33 167 4,168.5000 BATE 13:42:15 165 4,172.0000 CHIX 13:45:31 197 4,170.5000 CHIX 13:49:42 175 4,171.5000 CHIX 13:51:50 164 4,170.5000 CHIX 13:55:11 167 4,171.0000 CHIX 13:58:21 177 4,169.5000 XLON 14:04:29 189 4,171.5000 CHIX 14:06:56 165 4,170.5000 CHIX 14:08:43 90 4,170.5000 CHIX 14:11:38 76 4,170.5000 CHIX 14:11:38 167 4,167.5000 XLON 14:13:48 88 4,165.0000 CHIX 14:16:56 50 4,165.0000 CHIX 14:16:56 34 4,165.0000 CHIX 14:16:56 91 4,165.0000 XLON 14:20:49 93 4,165.0000 XLON 14:20:49 170 4,162.5000 TRQX 14:22:16 179 4,158.0000 XLON 14:25:46 172 4,153.0000 CHIX 14:28:33 189 4,151.0000 CHIX 14:30:04 114 4,151.0000 XLON 14:32:04 52 4,151.0000 XLON 14:32:04 191 4,150.0000 XLON 14:32:57 160 4,150.5000 TRQX 14:34:41 14 4,150.5000 XLON 14:34:41 209 4,150.5000 TRQX 14:36:50 169 4,147.5000 XLON 14:37:49 168 4,148.0000 XLON 14:39:50 50 4,148.0000 XLON 14:42:01 100 4,148.0000 XLON 14:42:01 17 4,148.0000 XLON 14:42:01 171 4,148.0000 CHIX 14:44:17 166 4,148.5000 AQXE 14:46:30

174 4,152.0000 XLON 14:47:42 170 4,157.0000 CHIX 14:50:09 149 4,155.5000 CHIX 14:51:21 178 4,158.0000 CHIX 14:53:35 186 4,158.0000 BATE 14:55:53 174 4,160.5000 CHIX 14:57:28 166 4,160.5000 CHIX 14:58:58 100 4,154.0000 CHIX 15:00:52 23 4,154.0000 CHIX 15:00:52 63 4,154.0000 CHIX 15:00:52 170 4,156.5000 AQXE 15:03:23 179 4,155.5000 CHIX 15:05:16 1 4,155.5000 AQXE 15:05:16 13 4,155.0000 XLON 15:07:08 169 4,155.0000 XLON 15:07:09 167 4,155.0000 TRQX 15:09:07 6 4,155.0000 CHIX 15:09:07 175 4,155.5000 CHIX 15:11:21 169 4,156.0000 CHIX 15:14:11 179 4,157.5000 CHIX 15:15:48 134 4,156.0000 XLON 15:17:13 131 4,158.0000 AQXE 15:19:07 35 4,158.0000 AQXE 15:19:07 178 4,158.5000 CHIX 15:22:56 180 4,158.0000 TRQX 15:23:01 169 4,157.0000 XLON 15:24:54 72 4,159.0000 BATE 15:27:56 120 4,159.0000 BATE 15:27:56 72 4,156.0000 CHIX 15:29:49 111 4,156.0000 CHIX 15:29:49 167 4,155.0000 TRQX 15:30:17 183 4,154.0000 CHIX 15:32:16 195 4,162.5000 CHIX 15:37:08 156 4,161.5000 BATE 15:37:12 37 4,161.5000 BATE 15:37:12 171 4,164.0000 TRQX 15:40:12 186 4,164.5000 CHIX 15:42:45 197 4,164.0000 XLON 15:44:00 159 4,165.0000 CHIX 15:46:37 35 4,165.0000 CHIX 15:46:37 68 4,164.5000 CHIX 15:46:39 122 4,164.5000 CHIX 15:46:39 32 4,163.0000 BATE 15:50:14 178 4,164.5000 CHIX 15:50:40 172 4,163.0000 BATE 15:51:49 78 4,164.5000 TRQX 15:54:22 98 4,164.5000 TRQX 15:54:22 208 4,166.0000 CHIX 15:56:05 180 4,166.0000 CHIX 15:56:57 63 4,165.5000 TRQX 16:00:19 105 4,165.5000 TRQX 16:00:19 186 4,167.5000 CHIX 16:01:51 221 4,169.5000 XLON 16:04:04 87 4,168.5000 AQXE 16:04:11 205 4,170.0000 CHIX 16:06:16 177 4,169.0000 AQXE 16:06:34 179 4,168.5000 XLON 16:09:06 177 4,168.5000 TRQX 16:10:01 179 4,170.5000 CHIX 16:11:41 76 4,171.0000 TRQX 16:13:49 114 4,171.0000 TRQX 16:13:49 172 4,171.0000 CHIX 16:14:44 242 4,172.5000 XLON 16:15:50 204 4,172.0000 CHIX 16:16:44 139 4,172.0000 XLON 16:16:50 404 4,172.5000 CHIX 16:17:22 241 4,171.5000 XLON 16:17:48 202 4,171.5000 XLON 16:17:48 100 4,174.0000 TRQX 16:20:08 201 4,174.0000 XLON 16:20:08 3 4,174.0000 TRQX 16:20:08 74 4,174.0000 BATE 16:20:08 342 4,174.0000 CHIX 16:20:08 46 4,174.0000 BATE 16:20:08 12 4,174.0000 BATE 16:20:08

158 4,173.0000 XLON 16:20:47 146 4,173.0000 XLON 16:20:47 292 4,174.5000 XLON 16:21:51 128 4,174.5000 TRQX 16:21:51 497 4,174.5000 CHIX 16:21:51 1 4,174.5000 XLON 16:21:51 21 4,174.5000 TRQX 16:21:51 191 4,174.5000 CHIX 16:21:53 191 4,175.0000 XLON 16:23:18 47 4,175.0000 XLON 16:23:20 87 4,175.0000 BATE 16:23:20 90 4,175.0000 TRQX 16:23:20 306 4,175.0000 XLON 16:23:20 198 4,175.0000 XLON 16:23:20 236 4,174.0000 XLON 16:23:27 234 4,174.5000 XLON 16:24:36 35 4,174.5000 XLON 16:24:36 234 4,174.5000 XLON 16:24:36 38 4,174.5000 XLON 16:24:36 70 4,174.5000 XLON 16:24:36 126 4,174.5000 XLON 16:24:36 108 4,174.5000 XLON 16:24:36 44 4,174.5000 XLON 16:24:36 357 4,173.5000 CHIX 16:25:09 77 4,173.5000 BATE 16:25:09 107 4,173.5000 TRQX 16:25:09 210 4,173.5000 XLON 16:25:09 60 4,173.5000 CHIX 16:25:09 76 4,173.5000 TRQX 16:26:10 151 4,173.5000 XLON 16:26:10 44 4,173.5000 AQXE 16:26:10 55 4,173.5000 BATE 16:26:10 257 4,173.5000 CHIX 16:26:10 366 4,173.5000 XLON 16:26:56 77 4,173.5000 TRQX 16:27:27 163 4,173.5000 CHIX 16:27:27 173 4,174.0000 CHIX 16:28:19 390 4,174.0000 BATE 16:28:19 This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END POSKZMFMNGDGZZM London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2022 London Stock Exchange plc. All rights reserved.